UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,  D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Jones Soda Co.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

480 23 P106
(CUSIP Number)

Jennifer L. Cue
Jones Soda Co.
66 S. Hanford St. #150
Seattle, WA 98134
Telephone: 206-436-8703
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 20, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

{03482982.DOC;2 }

SCHEDULE 13D

CUSIP No.	480 23 P106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jennifer L. Cue
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,676,360
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,676,360
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,676,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.41%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, no par value per share (the “Common Stock”) of Jones Soda Co., a Washington corporation (“Jones Soda” or the “Issuer”). The principal executive offices of Jones Soda are located at 66 S Hanford St., Suite 150, Seattle, WA 98134.

Item 2.Identity and Background

(a)	This Schedule 13D is being filed on behalf of Jennifer L. Cue (the “Reporting Person”).
(b)	The principal business address of the Reporting Person is 66 S Hanford St., Suite 150, Seattle, WA 98134.
(c)	The present principal occupation of the Reporting Person is a member of the Board of Directors and Chief Executive Officer of the Issuer.
(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.Source and Amount of Funds or Other Considerations

Grant and Exercise of Stock Options

During her tenure as Interim Chief Financial Officer of Jones Soda, the Reporting Person was awarded 10,000 stock options on September 12, 2011 (which vested on September 12, 2012) and 10,000 stock options on December 13, 2011 (which vested on December 13, 2012),  and all such options remain unexercised.

On August 6, 2012, the Reporting Person was granted two stock options under the Employment Offer Letter of August 6, 2012 in connection with her appointment as Chief Executive Officer of Jones Soda. The stock option awards granted the Reporting Person a total of 2,000,000 shares of Jones Soda Common Stock. The first stock option for 1,000,000 shares was fully vested upon grant on August 6, 2012. The second stock option for an additional 1,000,000 shares was 50% vested on June 27, 2013 with the balance vesting on June 27, 2014. The Reporting Person exercised 200,000 of such options on April 1, 2014 using personal funds. The remaining balance of 1,800,000 options was exercised by the Reporting Person using personal funds on August 20, 2014.

The Reporting Person was granted a stock option for 300,000 shares of Jones Soda Common Stock on May 29, 2015, which vested immediately upon grant. The Reporting Person exercised all such 300,000 options on June 1, 2015 using personal funds.

Additionally, the reporting person was granted a stock option for 250,000 shares of Jones Soda Common Stock on December 21, 2015, which vested immediately upon grant, but remain unexercised.

Open Market Purchase of Common Stock

On September 14, 2011, the Reporting Person beneficially owned 23,025 shares of Jones Soda Common Stock. On November 28, 2012, the Reporting Person purchased 29,000 shares of Jones Soda Common Stock on the open market at $0.30 per share using personal funds. On November 29, 2012, the Reporting Person purchased 4,335 shares of Jones Soda Common Stock on the open market at $0.30 per share using personal funds. On December 7, 2012, the Reporting Person purchased 20,280 shares of Jones Soda Common Stock on the open market at $0.30 per share using personal funds. On December 10, 2012, the Reporting Person purchased 29,720 shares of Jones Soda Common Stock on the open market at $0.30 per share using personal funds.

Item 4.Purpose of Transaction

The response set forth in Item 3 hereof is incorporated by reference in its entirety.

The Reporting Person acquired the Common Stock for investment purposes. The Reporting Person intends to participate in and influence the affairs of the Issuer through her position as a board member and Chief Executive Officer of the Issuer, as well as through the voting of her shares of Common Stock.

(a)Subject to the Issuer’s Insider Trading Policy, the Reporting Person at any time and from time to time may acquire additional shares of Common Stock or dispose of any or all of the shares of Common Stock that she owns depending on an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

(b) – (j)Except as disclosed herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider her position and/or change her purpose and/or formulate plans or proposals with respect thereto.

Item 5.Interest in Securities of the Issuer

(a) – (b) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Person are as follows:

Amount beneficially owned: 2,676,360(1)Percentage: 6.41%(2)

Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote:	2,676,360(1)
ii. Shared power to vote or to direct the vote:	0
iii. Sole power to dispose or to direct the disposition of:	2,676,360(1)
iv. Shared power to dispose or to direct the disposition of:	0

----------------
(1) The 2,676,360 shares beneficially owned by the Reporting Person consist of (a) 2,406,360 shares owned directly, and (b) 270,000 shares subject to options currently exercisable by the Reporting Person.

(2) Calculated in accordance with Exchange Act Rule 13d-3; based on a total of 41,734,373 shares of common stock, consisting of 41,464,373 shares outstanding as of close of business on January 31, 2017, plus 270,000 shares subject to options granted to the Reporting Person that are currently exercisable.

(c)The information contained in Item 3 above is incorporated herein by reference. Except as described therein, the Reporting Person has not effected to caused to be effected any transaction involving the Issuer’s Common Stock during the last 60 days.

(d)No person (other than the Reporting Person) is known to have the right to receive the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.

(e) Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3, and Item 4 are hereby incorporated by reference herein.

In connection with the Reporting Person’s appointment as Chief Executive Officer of Jones Soda on August 6, 2012, Issuer granted the Reporting Person two stock options for a total of 2,000,000 shares of Common Stock. The first stock option for 1,000,000 shares was fully vested upon grant on August 6, 2012. The second stock option for an additional 1,000,000 shares was 50% vested on June 27, 2013 with the balance vesting on June 27, 2014.

Item 7.Material to Be Filed as Exhibits

Exhibit AEmployment Offer Letter between Jennifer L. Cue and Jones Soda Co., dated August 6, 2012 (Previously filed with, and incorporated herein by reference to, Exhibit 10.1 to our quarterly report on Form 10-Q, filed August 10, 2012; File No. 000-28820).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 20, 2018
Dated
/s/ Jennifer L. Cue
Signature
Jennifer L. Cue, CEO
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).